UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Kintara Therapeutics, Inc.

Full Name of Registrant

N/A

Former Name if Applicable 9920 Pacific Heights Blvd, Suite 150

Address of Principal Executive Office (Street and Number)

San Diego, California 92121

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Kintara Therapeutics, Inc. (the “Company”) has determined that it is unable to file the Annual Report on Form 10-K for the year ended June 30, 2024 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. The Company had cash and cash equivalents of approximately $4.9 million at June 30, 2024 and, as previously disclosed, based on recurring losses and negative cash flow from operations, as well as current cash and liquidity projections, the Company has concluded that there is a substantial doubt about the Company’s ability to continue as a going concern.

As previously disclosed, on April 2, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Kayak Mergeco, Inc., a wholly-owned subsidiary of the Company incorporated in the State of Delaware (“Merger Sub”), and TuHURA Biosciences, Inc., a Delaware corporation (“TuHURA”), providing for, among other things, the merger of Merger Sub with and into TuHURA (the “Merger”), with TuHURA surviving the Merger as a wholly-owned subsidiary of the Company.

The Company scheduled a special meeting of stockholders for September 20, 2024 (the “Special Meeting”) to approve the proposals to effectuate the Merger, with the closing of the Merger to be completed as promptly as practicable after obtaining such approval. On September 20, 2024, the Company convened and adjourned the Special Meeting to October 4, 2024 as there were insufficient votes for approval of certain proposals to effectuate the Merger. Either party will have the right to terminate the Merger Agreement if the Merger is not consummated on or before November 1, 2024.

Due to the considerable time and resources the Company’s management is devoting to the Special Meeting and alternatives available to the Company dependent on whether or not shareholder approval is obtained, the Company did not have sufficient personnel and time necessary to prepare and file the Form 10-K on or before the September 30, 2024 due date which has also resulted in the Company’s auditors being unable to complete their review.

The Company intends to file the Form 10-K within the fifteen-day grace period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Robert E. Hoffman	(858)	350-4364
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that the results of operations to be included in the Annual Report on Form 10-K for the year ended June 30, 2024 will reflect significant changes from the Company’s results of operations for the year ended June 30, 2023. Such changes are expected to include, among other things, as compared to the year ended June 30, 2023, a continued reduction in the Company’s research and development expenses during the fiscal year ended June 30, 2024. The Company estimates that research and development expenses for the year ended June 30, 2024 are approximately $2.7 million compared to $9.3 million for the year ended June 30, 2023.

Cautionary Note Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are identified by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “should,” “would,” “project,” “plan,” “expect,” “goal,” “seek,” “future,” “likely” or the negative or plural of these words or similar expressions. These statements are only predictions. The Company has based these forward-looking statements largely on its then-current expectations and projections about future events, as well as the beliefs and assumptions of management. Such forward-looking statements include statements regarding the Company’s preliminary financial results for the fiscal year ended June 30, 2024, the anticipated timing of completion of the Company’s financial statements for the fiscal year ended June 30, 2024 and the anticipated timing of filing of the Form 10-K. These forward-looking statements are subject to a number of factors and uncertainties that could cause the Company’s actual results, performance, liquidity or achievements to differ materially from those expressed in or contemplated by the forward-looking statements. Such factors include, but are not limited to, (i) the risk that the conditions to the closing or consummation of the proposed Merger are not satisfied, including the failure to obtain Company stockholder approval for the proposed Merger; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of the Company and TuHURA to consummate the transactions contemplated by the proposed Merger; (iii) risks related to the Company’s and TuHURA’s ability to correctly estimate their respective operating expenses and expenses associated with the proposed Merger, as applicable, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the resulting combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; (iv) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the proposed Merger by either the Company or TuHURA; (v) the effect of the announcement or pendency of the proposed Merger on the Company’s or TuHURA’s business relationships, operating results and business generally; (vi) costs related to the proposed Merger; (vii) the outcome of any legal proceedings that may be instituted against the Company, TuHURA, or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby; (vii) the ability of the Company or TuHURA to protect their respective intellectual property rights; (viii) competitive responses to the proposed Merger; (ix) unexpected costs, charges or expenses resulting from the proposed Merger; (x) whether the combined business of TuHURA and the Company will be successful; (xi) legislative, regulatory, political and economic developments; and (xii) additional risks described in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2023, and the registration statement on Form S-4 related to the proposed Merger filed with the SEC. Additional assumptions, risks and uncertainties are described in detail in the Company’s registration statements, reports and other filings with the SEC, which are available on the Company’s website, and at www.sec.gov. Accordingly, investors should not rely upon forward-looking statements as predictions of future events. The Company cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made. Except as required by applicable law or regulation, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Kintara Therapeutics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 30, 2024	By:	/s/ Robert E. Hoffman
	Name:	Robert E. Hoffman
	Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).